NORSAT INTERNATIONAL INC.

Suite 110 - 4020 Viking Way,

Richmond, British Columbia, Canada

V6C 2N2

INFORMATION CIRCULAR

(Dated as of April 18, 2007)

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at Annual General Meeting (the “Meeting”) of the Company (and any adjournment thereof) to be held on May 16, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

The Board of Directors of the Company has approved the contents and the sending of this Information Circular. All dollar amounts referred to herein are in Canadian dollars unless otherwise indicated.

PROXIES

Solicitation of Proxies

The accompanying form of proxy is being solicited by and on behalf of the management of the Company. All costs of solicitation by management will be borne by the Company.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company.  In that event, the Company will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are Chairman and Vice-Chairman of the Board of Directors respectively, of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  The signature must conform to the name of the shareholder(s) as registered.  To be valid, a proxy must be dated and signed by the shareholder(s) or his attorney authorized in writing.  Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should so indicate when signing.  Where common shares are held jointly, either owner may sign.  Where common shares are held by a company, a duly authorized officer or attorney of the company must sign.  If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a

Norsat International Inc.                Information Circular

duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6C 2N2 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Validity of Proxies

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the meeting prior to the commencement of the meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

Voting of Proxies

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the Company’s records or validly appointed proxy holders are permitted to vote at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

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This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its non-objecting beneficial shareholders ("NOBOs"). As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

Both registered and non-registered shareholders will receive these Meeting materials. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your common shares of the Company on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as set out in the Voting Instruction Form provided with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 50,628,526 common shares are issued and outstanding as at April 18, 2007.

Only persons registered as shareholders on the books of the Company as of the close of business on April 3, 2007 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

MATTERS TO BE ACTED UPON

Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2006 are filed on SEDAR at www.sedar.com.

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Election of Directors

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a proxy in enclosed form will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The size of the Board of the Company is currently determined at five (5). The board has proposed that the number of directors to be decreased to four (4).  In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name, Position and Country of Residence	Principal Occupation	Director Since	Director to	Number of Common Shares (1)
Ugo A. Doninelli (Chairman and Director) Switzerland

Mr. Doninelli is Chairman of the Board and a member of the Audit Committee.

He is the General Manager and CEO, Prismafin S.A., Chiasso, Switzerland. Mr. Doninelli is a Director and Chairman of the Board for Lifeware SA Lugano, Chiasso, Zuerich/Switzerland and Frankfurt A.M. in Germany as Third Party Administrator for life insurance companies.

		May, 1988	Present	2,135,903 (2)
James Sharpe (Director) Washington, USA	Mr. Sharpe is Vice Chairman of the Board, Chairman of the Audit Committee, and member of the Compensation Committee. Since 2005 Mr. Sharpe has been the President of Sharpe Associates, a Washington State firm that provides a wide spectrum of financial management services to small and medium-sized private firms, and public entities.	May, 2005	Present	36,663
Joseph Caprio (Director) New York, USA	Mr. Caprio is Chairman of the Compensation Committee and a member of the Audit Committee. Mr. Caprio has been the President of Cooperative Collegiate Services since 1985, serving as a management consultant to a number of businesses. Mr. Caprio is a former Associate Dean at Colgate University, Hamilton, NY.	May, 2005	Present	50,000
Christopher Hoyle (Director) London, England

Mr. Hoyle's experience has included service as an in-house legal counsel with IBM (UK), and being a partner at KLegal, which was the legal arm of KPMG in the UK. Mr. Hoyle is currently a partner with the law firm Beachcroft LLP.

		May, 2005	Present	Nil

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NOTES:

(1)

The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.  See "Voting Shares and Principal Holders Thereof".

(2)

Mr. Doninelli by virtue of his position as General Manager and CEO of Prismafin S.A., exercises direction over 1,985,575 common shares of the Company held by Prismafin S.A.

Record of Attendance by Directors for the Twelve Months Ended December 31, 2006:

	Board Meetings	Board Meetings
Director	Held	Attended
Ugo Doninelli	15	15
Joseph Caprio	15	15
Christopher Hoyle	15	15
James Sharpe	15	14

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment and Remuneration of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

The following table sets forth fees paid by the Company to Ernst &Young LLP (since 2005) and KPMG LLP (prior to 2005) for all services in 2006, 2005 and 2004:

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	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2006	$144,950	$50,175	$25,210	$20,000
2005	$130,000	$19,100	$0	$0
2004	$115,000	$11,575	$19,450	$0

Audit fees are for the audit of our annual consolidated financial statements; Audit related fees are primarily for services related to technical accounting issues and review of other statutory filings; Tax fees are primarily for the preparation of our Canadian and U.S. corporate tax returns and assistance with tax planning; Other fees are paid for review of the 2005 US GAAP restated consolidated financial statements of the Company.

Other Matters to be Acted Upon

The management of the Company knows of no matters that may be brought before the Meeting other than those referred to in the Notice of Meeting. However, if other matters are brought before the Meeting, the persons named in the enclosed form of proxy intend, at their discretion, to vote on such matters in accordance with the judgement of the person so voting.

STATEMENT OF EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth, for the periods indicated, all annual and long term compensation earned from the Company and its subsidiaries for the year ended ecember 31, 2006 in respect by each Chief Executive Officer, each Chief Financial Officer, and each of the individuals who were at December 31, 2006, the most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (1) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Dr. Amiee Chan President and Chief Executive Officer (Former Chief Operating Officer)	2006	152,500	26,063	6,100	200,000	N/A	N/A	9,055
	2005	141,453	39,695	4,500	15,000	N/A	N/A	9,213
	2004	91,907	34,400	6,000	75,000/Nil	N/A	N/A	6,315
Cathy Zhai Chief Financial Officer and Corporate Secretary	2006	37,500	6,300	N/A	25,000	N/A	N/A	2,184
William R. Witten (2) Vice President, Sales	2006	154,375	N/A	N/A	75,000	N/A	N/A	146,309
William Coyne III (3) Former President and Chief Executive Officer	2006	91,817	12,759	4,782		N/A	N/A	145,043
	2005	132,045	53,747	8,640	100,000 / Nil	N/A	N/A	Nil
George Dorin (4) Former Chief Financial Officer and Corporate Secretary	2006	109,984	27,267	5,700	N/A	N/A	N/A	62,139
	2005	42,087	9,267	Nil	Nil / Nil	N/A	N/A	2,087

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NOTES:

(1)

Car allowance unless otherwise stated

(2)

Mr. William Witten was a contractor. Included in his salary were contractor fees. Included in his other compensation was commission paid out through the year. He became a full –time employee commencing January 1, 2007.

(3)

Mr. Bill Coyne was terminated on September 8, 2006. His other compensation included $142,094 (US$125,293) severance pay.

(4)

Mr. Dorin resigned on September 18, 2006. His other compensation included $51,100 severance pay.

Long-Term Incentive Plans

No Long Term Incentive Plan awards were made to any Named Executive Officer for the year ended December 31, 2006.

Stock Options

The following table sets forth the stock options granted during the year ended December 31, 2006, and awarded to each of the Named Executive Officers:

Name	Number of Common Shares Under Options Granted	% of Total Options Granted in 2005	Average Exercise Price ($/common share)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Amiee Chan	200,000	36%	$0.51	$0.51	October 5, 2011
Cathy Zhai [1]	25,000	4%	$0.51	$0.51	October 5, 2011
William R. Witten	75,000	13%	$0.51	$0.51	October 5, 2011
George Dorin [2]	80,000	14%	$0.80	$0.80	February 10, 2011

NOTES:

(1)  Ms. Cathy Zhai was granted 100,000 at a price of $0.67 on January 2, 2007.

(2) Mr. Dorin was granted 80,000 options at a price of $0.80 on February 10, 2006. 80,000 share purchase options forfeited on  October 18, 2006 upon termination.

Aggregated Option Exercises in last Fiscal Year and Fiscal Year-End Option/SAR values

The following table sets forth details of all exercises of stock options during the year ended December 31, 2006 by the Named Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Fiscal Year-End (#)(3) (4) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(3) (4) Exercisable/ Unexercisable
Amiee Chan	Nil	Nil	75,000/215,000	Nil / 32,000
Cathy Zhai	Nil	Nil	Nil / 25,000	Nil / 4,000
William R. Witten	Nil	Nil	20,000/75,000	Nil / 12,000

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2006, less the exercise price of in-the-money stock options.

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Stock Option Repricing

The Company did not reprice any options held by any of the Named Executive Officers during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for the directors or executive officers.

Change in Responsibilities and Employment Contracts, Termination of Employment,

The Company has entered into an employment agreement with Dr. Amiee Chan dated October 1, 2006 pursuant to which she acts as the Company’s President and Chief Executive Officer, retroactive to September 8, 2006.  The agreement is for an indefinite period. Effective October 1, 2006, Dr. Chan receives an annual base salary of $160,000 plus benefits totalling approximately $20,000, and is entitled to participate in the Company’s bonus program.  If Dr. Chan’s employment is terminated without cause, she will receive three (3) months base salary at the time of termination, plus one month for each year of service up to a maximum twelve (12) months, in lieu of notice of termination of employment.  Upon termination of her employment, Dr. Chan’s incentive stock options will be cancelled on the thirtieth day from the date of her termination.

The Company had entered into a temporary agreement with Ms. Cathy Zhai dated October 1, 2006 pursuant to which she acted as the Company’s Interim Chief Financial Officer, retroactive to September 19, 2006.  Effective October 1, 2006, Ms. Zhai received a monthly bonus $2,000 in addition to her existing salary package till termination of her interim CFO position. On January 2, 2007, the Company entered into an employment agreement with Ms. Zhai pursuant to which she acts as the Company’s Chief Financial Officer, effective January 2, 2007.  The agreement is for an indefinite period. Ms. Zhai receives an annual base salary of $120,000 plus benefits totalling approximately $15,000, and is entitled to participate in the Company’s bonus program.  If Ms. Zhai’s employment is terminated without cause, she will receive three (3) months base salary at the time of termination, plus one month for each year of service up to a maximum twelve (12) months, in lieu of notice of termination of employment.  Upon termination of her employment, Ms. Zhai’s incentive stock options will be cancelled on the thirtieth day from the date of her termination.

The Company has entered into an employment agreement with Mr. Randy Witten dated October 1, 2006 pursuant to which he acts as the Company’s Vice – President of Sales.  The agreement is for an indefinite period. Effective October 1, 2006, Mr. Witten receives an annual base salary of US$155,000, and is entitled to participate in the Company’s bonus program.  If Mr. Witten’s employment is terminated without cause, he will receive three (3) months base salary at the time of termination, plus one month for each year of service up to a maximum twelve (12) months, in lieu of notice of termination of employment.  Upon termination of his employment, Mr. Witten’s incentive stock options will be cancelled on the thirtieth day from the date of his termination.

Mr. Bill Coyne was terminated as the Company’s Chief Executive Officer on September 8, 2006 for cause. Mr. Bill Coyne initiated a legal action against the Company. The Company settled the action in November, 2006 by paying Mr. Coyne US$125,293 plus legal fee reimbursement of US$49,708. His share purchase options of 100,000 forfeited upon settlement.

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Mr. George Dorin resigned from the Company as the Company’s Chief Financial Officer on September 18, 2006. Mr. Dorin received severance package equivalent to three month’s base salaries and benefits totalling $51,100 upon termination. Mr. Dorin’s incentive stock options of 80,000 forfeited 30 days after the termination according to his Share Purchase Option Agreement.

Composition of the Compensation Committee

Members of the Compensation Committee who served during the fiscal year ended December 31, 2006 were Messrs Caprio, Dixon and Sharpe (Chair). Messr Dixon resigned in September 2006.

Report on Executive Compensation

The Compensation Committee (“the Committee”) reviews and makes recommendations to the Board with respect to Norsat’s Executive Compensation Plan and Stock Option Plan. The Committee recommends to the Board the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of stock options. The Committee is also responsible for reviewing executive management succession and development plans. The Committee reports to the Board and the Board gives final approval on compensation matters.

Compensation Objectives

The Company has established compensation policies to address the following objectives:

➢

To assist the Company to attract and retain highly qualified individuals.

➢

To reward employees annually for achieving financial results.

➢

To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.

➢

To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.

➢

To ensure competitive compensation that is also financially affordable for the Company.

➢

To provide a rational methodology for incentive compensation and stock option grants that employees understand and support.

➢

To attract and retain talented individuals to lead those functions that are important to Norsat’s success.

The Company has a “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual incentive compensation and long term equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual’s skill performance, and experience. The Company’s benefit package is designed to be competitive with its peer group in the industry in terms of revenues and number of employees.

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Performance Bonus

In recent history the Company has not provided a formal Performance Bonus Plan due to the lack of profitability performance. In January 2004, an annual incentive compensation plan was introduced to all employees based on the objectives previously discussed. Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives. The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the company’s success. Seventy percent of the executive’s bonus is determined by corporate results and thirty percent is based on individual performance. Due to a net loss resulted in the 2006 fiscal year, no corporate portion of bonuses was paid to executives.

On October 5, 2006, as a result of the executive compensation review, the Company’s Board of Directors passed a resolution to amend the executives’ bonus evaluation criteria establish in 2004 Bonus Plan. The new plan is designed to measure executives’ bonuses one hundred percent based on the Company’s performance. Furthermore, no bonus shall be paid to executives if the Company is not profitable.

Equity Participation

The Board believes that all employees should have a stake in Norsat’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option grant and the Committee reviews and recommends to the Board the allocation of such grant to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance. Options are issued at the market price of the stock at the date of the grant. The options have up to a ten (10) year term and vest between 1 and 4 years.

Normal employee grants have a five-year term and vest in two years.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is reviewed annually by the Committee and approved by the Board of Directors. On October 5, 2006, the Compensation Committee and the Board of Directors reviewed and approved the newly appointed executives’ compensation packages.

PERFORMANCE GRAPH

The following line graph and table compare the return on the Company's common shares for the period 2001 through 2006, assuming a $100 initial investment with all dividends reinvested, to the cumulative returns, for the same investment with all dividends reinvested, in respect of the S&P/TSX composite index.

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	2001	2002	2003	2004	2005	2006
Norsat	$ 15.98	$ 6.85	$ 2.60	$ 2.97	$ 4.20	$ 3.06
S&P/TSX Index Toronto	$ 91.38	$ 78.61	$ 97.71	$ 109.90	$ 133.97	$ 153.41

COMPENSATION OF DIRECTORS

In November 2006, the Board of Directors passed a resolution to amend director’s fees. The following table is the directors’ fee structure for the fiscal year ended December 31, 2006:

	Effective November 9, 2006	January 1 to November 8, 2006
Chairman	$20,000	$31,000
Vice Chairman and Chairman of the Audit Committee	$15,000	$29,000
Director	$10,000	$20,000

An additional fee of $500 is paid to each director for each directors meeting attended commencing November 9, 2006 (Prior to November 9, 2006 - $1,000 per meeting).

During the Company’s fiscal year ended December 31, 2006, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was $176,478.

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The following table sets forth details of all exercises of stock options during the year ended December 31, 2006 by directors who are not Named Executive Officers of the Company as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Ugo Doninelli	Nil	Nil	325,000 / Nil	6,000 / Nil
James Sharpe	Nil	Nil	100,000 / Nil	Nil / Nil
Joseph Caprio	Nil	Nil	100,000 / Nil	Nil / Nil
Christopher Hoyle	Nil	Nil	100,000 / Nil	Nil / Nil

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

As freestanding SARs have not been granted, these numbers relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange on December 31, 2006, less the exercise price of in-the-money stock options.

During the year ended December 31, 2006, no share purchase options were granted to directors or former directors who are not Named Officers of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information about the Company’s compensation plan under which equity securities are authorized for issuance as at December 31, 2006:

Plan Category	Number of common shares to be Issued upon exercise of Outstanding options	Weighted – average exercise price Of outstanding options	Number of common shares Available for future issuance under Equity compensation plan
Equity compensation plan approved by shareholders	1,948,150	$1.65	4,451,000
Equity compensation plans not Approved by shareholders	-	-	-

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, senior officer or proposed nominee was indebted to the Company or any of its subsidiaries during fiscal 2006.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the directors or senior officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2006 (being the commencement of the Company's last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

On June 30, 2005, National Instrument 58-101, Disclosure of Corporate Governance Practices (the “Instrument”) and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) issued by the Canadian Securities Administrators (CSA) came into effect, replacing the guidelines previously issued by the Toronto Stock Exchange. The Guidelines and the Instrument require listed companies to annually disclose its approach to corporate governance with reference to specific matters. The following disclosure is in accordance with National Instrument 58-101 Disclosure of Corporate Governance Practice.

Board of Directors

The Guidelines recommend that a board of directors should be constituted by a majority of individuals who qualify as “independent directors”. For the purpose of the Guidelines, a director is independent if he or she has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment and there are certain relationships that are considered to be a “material relationship” under section 1.4 of Multilateral Instrument 52-110 (“MI 52-110”) (as referred to in the Instrument and the Guidelines).

The directors of the Company have examined the relevant definitions in the Guidelines, the Instrument and under section 1.4 of MI 52-110 and have individually considered their respective interests in and relationships with the Company. As a consequence, the Board has determined that on a rigorous application of these definitions, all five of the Board’s directors are independent (One resigned during the fiscal year of 2006).

Certain directors of the Company are presently directors of other reporting issuers. For further details and information, please refer to pages 4 and 5 under the heading “Election of Directors”.

The Guidelines recommend that a board of directors should have in place appropriate structures

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and procedures to enable the board to function independently of management. The Guidelines recommend that the chair of the board of directors be an independent director. The Chairman of the Board of the Company, Mr. Doninelli, is not an employee of the Company and is not regularly involved in the day-to-day management of the Company and satisfies the definition of independence under the Guidelines. The Chairman is responsible for managing the affairs of the Board of the Company and works with the President/CEO and other management to ensure effective relations with members of the Board of the Company, the shareholders and the public.

Individual directors of the Company may engage outside advisors at any time at the Company’s expense, subject to the approval of the Chairman of the Board, to provide advice with respect to a corporate decision or action. In addition, each Committee of the Board has the power to engage outside advisors to advise and assist them in situations that they deem necessary.

For information on attendance of members of the Board at Board meetings and Committee meetings, please refer to “Record of Attendance by Directors for the Twelve Months Ended December 31,2006” herein.

The Guidelines recommend that a board of directors should examine its size having regard to its effectiveness and, where appropriate, consider reducing the number of directors to facilitate more effective decision-making.

The Board considers four directors to be appropriate at the current time.

Committees of the Board

The Guidelines recommend that the nominating committee and the compensation committee should be composed of independent directors. MI 52-110 requires the audit committee to be composed of independent directors satisfying all criteria as set out in MI 52-110. The Board has established two standing committees, the Audit Committee, and the Compensation Committee. Each of such committees has adopted a written charter and is composed entirely of independent directors as defined under the Guidelines. For detail of the members of each committee, please refer to “Election of Directors” herein.

The Compensation Committee is both a nomination committee and compensation committee for the purposes of the Guidelines and the Instrument and also serves as the Company’s corporate governance committee.

Audit Committee

In addition to its statutory duties, and as required under MI 52-110, the Audit Committee assists the Board in its oversight of the integrity of the Company’s financial statements, the external auditors qualifications, independence and objectivity, the performance of the external auditors, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters. The Board, through the Audit Committee, identifies principle risks in the business and ensures that those risks are appropriately managed. The Audit Committee also reviews management policies and procedures for appropriateness and effectiveness.

All members of the Audit Committee are financially literate. “Financial literacy” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. None of the

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members of the Audit Committee receives, directly or indirectly, any compensation from the Company other than compensation described in this information circular (see page 12 under the heading “Compensation of Directors”).

Subject to the powers of the Shareholders under the Business Corporations Act (British Columbia) to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to fix their remuneration. The Audit Committee is directly responsible for the oversight of the work of the external auditors, including reviewing relationships between the external auditors and the Company and resolution of disagreements between management and the external auditors regarding financial reporting. The Audit Committee has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditors. The Audit Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management’s response.

The Audit Committee, which has oversight responsibility for management reporting on internal controls, requires that management implement and maintain appropriate internal control procedures. The Audit Committee meets with the external auditors and with management to assess the adequacy and effectiveness of these systems of internal control. The Audit Committee also reviews reports from the external auditors on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied. The chairman of the Audit Committee has direct access to the partner in charge of this engagement and the Audit Committee approves internal audit engagement fees and terms provided by the external auditors.

The Audit Committee terms of reference provide that the Committee will meet separately with the external auditors and senior management on a regular basis to discuss and review specific issues as appropriate.

The Audit Committee also ensures that there are adequate procedures in place for the review of the Company’s public disclosure of financial information. Among other things, the Audit Committee reviews:

➢

Quarterly Interim Financial Statements and related Management’s Discussion and Analysis (“MD&A”), the Annual Consolidated Financial Statements and related MD&A, the Annual Information Form and this Information Circular;

➢

Earnings press releases

➢

Prospectuses relating to the issuance of securities by the Company; and

➢

Any significant issues reported to management by the external audit function and management’s responses to any such reports.

The Charter of the Audit Committee is attached as Schedule A to this Information Circular.

Report on the Audit Committee Mandate

The Audit Committee has met all of the requirements of its mandate. In particular, the Audit Committee is comprised of three independent directors all of whom are financially literate.

In particular, the Audit Committee reviewed the independence criteria for external auditors and was satisfied the independence criteria have been met. The Chair of the Audit Committee met separately with the engagement partner from the external audit firms during the year independently of the Audit Committee and management. The Audit Committee met four times in total during the year.

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The Audit Committee encouraged adherence to and continuous improvements of the Company’s policies, procedures and practices at all levels. In particular, the Audit Committee has established that the Chair of the Audit Committee is the person to receive complaints regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding such matters (whistle-blowing).

The Committee also discussed with the external auditors matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No1. (Independence Discussions with Audit Committees). From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The auditor committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized services. The Audit Committee during their pre-approval process, assess, among other factors, whether the services requested would be considered  "prohibited services" as contemplated by the US Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors. There was no material non audit related service performed by the auditor during the fiscal year of 2006.

The Committee also discussed with the external auditors matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No1. (Independence Discussions with Audit Committees).  From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The auditor committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized services. The Audit Committee during their pre-approval process, assess, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors. There was no material non audit related service performed by the auditor during the fiscal year of 2006.

Compensation Committee

The Compensation Committee has responsibility to review and recommend for approval by the Board all remuneration of the officers of the Company, including the CEO. As recommended in the Guidelines, the Compensation Committee reviews the amount and the form of compensation of directors. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other companies, which has been analyzed by an independent outside consultant. For detailed discussion on the process adopted by the Compensation Committee in respect of Executive Compensation, please refer to page 7 under the heading “Statement on Executive Compensation”.

The Compensation Committee is also responsible for identifying, evaluating and recommending nominees to the Board of Directors and its committees, in consultation with the Chairman and the President and CEO. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Company. In certain circumstances the Committee may retain outside consultants to conduct searches for appropriate nominees.

The Compensation Committee assists the Board in applying governance principles and practices, and tracks developments in corporate governance, adapting best practices to the needs and circumstances of the Company. In particular, the Committee has reviewed and responded to the provisions under the Instrument and the Guidelines. The Committee will modify its practices and the practices of the Board and its other Committees as necessary and from time to time to maintain a high standard of governance. In 2006, the Committee met three times.

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Mandate and Responsibilities of the Board

The Board adopted “Terms of Reference for the Board”. The Guidelines provide that a board of directors should explicitly assume responsibility for the stewardship of a corporation. The Board’s terms of reference provide that the Board act in a supervisory role and that any responsibilities not delegated to management remain with the Board. In this regard, the Board approves the corporate objectives which management is responsible for meeting and assesses management against these objectives. The Chairman of the Board is not a member of management.

The scope of the Board’s supervisory role expressly includes such matters as the strategic planning process, identification and management of risks, internal controls, communications policy, succession planning and governance.

To support it in its supervisory role, the Board expects management, among other things, to:

➢

undertake an ongoing review of the Company’s strategies and their implementation in light of evolving conditions, and to present a comprehensive annual operating plan and report regularly on the Company’s performance and results relative to that plan, as well as on the Company’s business and other affairs, with a focus on matters of material consequence for the Company and its Shareholders;

➢

implement systems to identify, monitor and manage the principal risks of the Company’s businesses;

➢

implement and maintain appropriate systems of internal controls and management information systems; and

➢

implement and maintain effective communications practices, ensuring timely and accurate reporting to investors and the capital markets.

The Guidelines recommend that a board of directors should assume responsibility for the adoption of a strategic planning process. Long-term goals and strategies for the Company are developed as part of an annual strategic planning process with the Board. In 2005, the Company developed a long-term strategic plan and this plan is updated annually. The strategic planning process also includes the preparation of a detailed one-year operating plan. Through this process, led by the CEO and senior management of the Company, the Board adopts the operating plan for the coming financial year and monitors senior management’s relative progress through a regular reporting and review process. The Board reviews, on a quarterly basis, the extent to which the Company has met the current year’s operating plan.

The Guidelines recommend that a board of directors should identify a corporation’s principal business risks and ensure implementation of appropriate risk management systems. The Board has identified the principal risks of the Company’s business and monitors, through established systems and procedures, the efficiency and use of resources, processing facilities and monetary resources as well as compliance with regulatory standards.

The Guidelines recommend that a board of directors should assume responsibility for the integrity of a corporation’s internal control and management information systems. The Board, through its Audit Committee, meets with the Company’s external auditors to discuss the results of the annual audit, which includes, in accordance with Canadian generally accepted auditing standards, consideration of internal controls in planning the audit. The Audit Committee also reviews the Company’s internal control and management information systems with management annually as part of its financial risk assessment.

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The Guidelines recommend that a board of directors should assume responsibility for a corporation’s communications policy. The Company’s Board reviews and approves the contents of major disclosure documents, including the Annual Consolidated Financial Statements and MD&A, the Quarterly Interim Reports and Interim MD&A, the Annual Information Form, this Information Circular, and all material press releases. The Company’s communications practices for communication with securities and investment analysts and the public are designed to avoid selective disclosure.

 In this regard:

➢

procedures are in place to provide timely information to investors and potential investors and to respond to investor inquiries and concerns;

➢

the CEO, the CFO and other senior executives meet periodically with institutional investors regarding the Company’s results of operations;

➢

staff are also available to Shareholders by telephone and fax and the Company maintains comprehensive investor relations communications on its web site at http://www.norsat.com.

In addition, the Company conducts an active shareholder relations program, under the direction of the Chief Financial Officer of the Company. The program involves meeting with a broad spectrum of investors, including open briefing sessions for investment fund managers and others with respect to reported financial results and other announcements by the Company. The Chief Executive Officer and the Chief Financial Officer report regularly to the Board with respect to these matters.

The Guidelines recommend that a board of directors should assume responsibility for succession planning, including appointing, training and monitoring senior management. Through its Compensation Committee, the Board reviews all appointments of officers, including the CEO. The Compensation Committee also has responsibility for assessing the requirements and performance, on an overall basis, of the CEO and officers in order to recommend salaries and incentive awards for performance. The CEO has in place a process whereby senior managers develop objectives, review them with the CEO and are measured against them. The Board, through the Compensation Committee, review and monitor the CEO and other executive officers of the Company to satisfy itself of the integrity of such officers and to oversee that they create a culture of integrity throughout the Company. In addition, position descriptions and terms of reference have been developed for the directors, the Chairman and the President and CEO.

Delegations of authority have been implemented by the Board to define the limits of management’s authority and responsibilities.

Code of Business Conduct and Ethics

The Company’s Board adopted a Code of Business Conduct and Ethics, which applies to all directors, officers and employees of the Company and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers (together, the “Codes”). These Codes were implemented by the Company during 2004.

The Board monitors compliance with the Codes by requiring that all employees have read and signed the Codes (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Codes. In addition, the Board has adopted a Whistle-Blower Procedure and process, which allows for anonymous submission of complaints or issues relating to the Codes or to any accounting or financial improprieties that may arise. Should any Director or Officer depart from or violate the Codes, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2005.

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Decisions Requiring Prior Approval by the Board

The Board of Directors has delegated to the CEO and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must by law or by the Articles of the Company be approved by the Board, the Board has specified limits to management’s responsibility and retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

Expectations of Senior Management

As part of its annual strategic planning process, the Board’s expectations of senior management over the next financial year, and in the context of the longer-term strategic plan, are specified. As recommended in the Guidelines, the Board also reviews and approves the annual corporate performance objectives for which the CEO is responsible. The CEO and other members of the senior management team review the Company’s progress at Board and committee meetings, normally held every quarter. The reviews report on strategic, operational and financial issues facing the Company.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ Liability Insurance. Directors’ and Officers’ liability insurance coverage in 2006 was $10,000,000 which was reduced to $5,000,000 effective on December 13, 2006. Total premium amounted to $153,500 (2005 – $175,000; 2004 – $293,000).

Orientation and Continuing Education

The Guidelines recommend that a corporation should provide an orientation and education program for new directors. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director receives an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board of Directors and applicable Committees. Each director assumes responsibility for keeping themselves informed about the Corporation’s business and relevant developments outside the Corporation which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the directors annually take part in tours of the Corporation’s operations in order to assist the directors in better understanding the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Corporation interact with the Board from time to time to allow the Board members themselves to assess that future potential.

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Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board (with the assistance of the Compensation Committee) formally reviews its own performance, the performance of each committee of the Board and the performance of the Chief Executive Officer. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment that it performs for the Board as a whole and its various committees gives the Chair sufficient information on individual directors performance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and at the Company’s website at www.norsat.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

The Company will provide to any person or company, without charge to any security holder of the company, upon request to the Corporate Secretary of the company, copies of the Company’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2006 together with the accompanying auditors report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year, and the Company’s Information Circular in respect of the meeting to be held on May 16, 2007.

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Company is required to annually send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders an beneficial owners may use to request a copy of the company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owner should note that, under applicable Canadian securities laws, the Company is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request

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form or otherwise specifically request a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.norsat.com.

EFFECTIVE DATE

Except as otherwise specified, the information set forth in this Information Circular is provided as of April 18, 2007.

APPROVAL BY DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 18th day of April 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Cathy Zhai"

Chief Financial Officer and Corporate Secretary

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SCHEDULE A

To the Information Circular of Norsat International Inc.

Dated April 21, 2006

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company.  The Committee shall be governed by this Charter.

Organization

The Committee shall be composed of not less than three Independent Directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the boards corporate governance guidelines.

Definition of What Constitutes Independence for Directors

No director will qualify as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company.  Independent Directors are encouraged to limit the number of other boards on which they serve, taking into account potential board attendance, participation and effectiveness on these boards.  Independent Directors should also advise the Chairman of the Board and the Chairman of the Audit Committee in advance of accepting an invitation to serve on another board.  Independent Directors may not receive any compensation for services excluding normal course board remuneration.

No director will qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. A material relationship will include but is not limited to:

•

Employment by the company within the last 5 years

•

Receiving any fees for services (outside normal board remunerations)

•

Immediate family of an officer

•

Controlling shareholder of the company

•

Executive of a related company

•

Executive of a competing company

•

Significant shareholder of a competing company

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Statement of Policy

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate reports of the corporation.  In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and the financial management of the corporation.

Responsibilities

 In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal controls over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

Procedures

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

•

Annually, review with management and recommend to the Board the appointment of independent auditors of the corporation, its divisions and subsidiaries.

•

Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

•

Review with the independent auditors and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls, information technology controls, security and other matters relating to the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.  Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

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•

Review the internal audit function of the corporation including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

•

Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

•

Prior to their release, review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.  Any changes in accounting principles should be reviewed.

•

Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present.  Among the items to be discussed in these meetings are the independent auditors’ evaluation of the corporation’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•

Review accounting and financial human resources and succession planning within the company.

•

The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder.  Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with management, discussed the required items with the independent accountants and auditors, and received the written report from the auditors regarding their independence.  Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

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RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Annual Review of the Audit Committee Structure and Membership.

The Board shall annually review the structure and membership of the Committee and shall take such action as may be necessary to ensure that the structure and membership of the Committee meets the requirements set forth in this Charter.

Annual Review and Reassessment of Charter.

At its annual meeting, the Board shall review and reassess the adequacy of this Charter and shall make such modifications or amendments to this Charter as the Board shall deem necessary or desirable.  Nothing herein shall prevent the Board from adopting standards, policies, procedures and responsibilities beyond those set out in this Charter.